UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

For the transition period from _____ to _____

Commission file number: 0-17988

NEOGEN 401(k) RETIREMENT SAVINGS PLAN

(Full title of the plan and the address of the plan, if

different from that of the issuer named below)

Neogen Corporation

620 Lesher Place, Lansing, Michigan 48912

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

Audited Financial Statements

and Supplemental Schedules

Neogen 401(k) Retirement Savings Plan

Years Ended December 31, 2019 and 2018

with Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Audit Committee of Neogen Corporation and the

Plan Administrator and Plan Participants of

Neogen 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Neogen 401(k) Retirement Savings Plan (Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of delinquent participant contributions for the year ended December 31, 2019 and schedule of assets (held at end of year) as of December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Andrews Hooper Pavlik PLC

We have served as the Plan’s auditor since 2002.

Okemos, Michigan

June 22, 2020

Neogen 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2019, and 2018

	December 31,

	2019	2018
Assets
Cash and cash equivalents	$14,712	$9,084

Investments, at fair value:
Mutual funds	32,899,712	26,580,595
Common stock of plan sponsor	14,723,048	14,553,354
Collective investment trusts	20,964,171	15,775,425

Total Investments	68,586,931	56,909,374

Receivables:
Employee contributions	6,813	93,891
Employer contributions	3,273	44,697
Notes receivable from participants	605,344	542,966

Total Receivables	615,430	681,554

Total Assets	69,217,073	57,600,012

Liabilities
Excess employer contributions	8,877	—

Total Liabilities	8,877	—

Net assets available for benefits	$69,208,196	$57,600,012

See accompanying notes to financial statements

Neogen 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019

Additions
Investment income:
Net appreciation in fair value of investments	$11,705,462
Interest and dividends	585,363

Total investment income	12,290,825

Interest income on notes receivable from participants	33,098

Employee contributions	3,165,184
Employer contributions	1,412,553
Others (including rollovers)	192,184

Total contributions	4,769,921

Total additions	17,093,844

Deductions
Benefits paid to participants	5,330,250
Administrative expenses	155,410

Total deductions	5,485,660

Net change in net assets available for benefits	11,608,184

Net assets available for benefits at beginning of year	57,600,012

Net assets available for benefits at end of year	$69,208,196

See accompanying notes to financial statements

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Neogen 401(k) Retirement Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General

The Plan is a defined contribution plan covering the employees of Neogen Corporation (Company) who meet the age and service requirements. The Board of Directors of the Company control and manage the operation and administration of the Plan. Wells Fargo Bank, N.A. serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the plan document. Participants may choose to contribute to a Traditional 401(k), Roth 401(k), or both within the Plan. The Company makes matching contributions as follows: $1.00 for each $1.00 on the first 3% of participant contributions and $.50 on each $1.00 on the next 2% of participant contributions up to the maximum allowable by the IRS. Participants are eligible for Company contributions after obtaining one year of service. Contributions are subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants are immediately vested in the Company contribution portion of their account.

Forfeitures

Forfeited amounts are generally used to reduce employer contributions or pay administrative expenses of the Plan. The forfeited balances were $2 and $3 as of December 31, 2019 and 2018, respectively. The Plan used $2,994 of forfeitures to reduce employer contributions during the 2019 plan year.

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements (Continued)

1. Description of the Plan (continued)

Participants’ Accounts

Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of plan earnings, and charged with an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested and subject to the same allocation percentages as the participant contributions. The Plan currently offers a variety of mutual funds, common stock of the Company, and a variety of collective investment trust options for participants.

Notes Receivable from Participants

Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant’s loan fund. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. The interest rate on new loans is prime plus one percent up to a maximum of ten percent. Principal and interest are paid ratably through payroll deductions.

Benefits and Distributions

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s balance in his or her account, or installments for those subject to lifetime required minimum distributions. For termination of service for other reasons, a participant may receive the balance in his or her account as a lump-sum distribution.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as of the end of the plan year based on the quoted market prices of the underlying assets. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan’s interests in the collective investment trusts are based on the fair value of the Fund’s underlying investments as reported by Wells Fargo Bank, N.A. Collective Investment Funds using the audited financial statements of the Fund at year-end.

Fair Value Measurements

As defined in the current authoritative guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance applies to all financial instruments that are measured and reported on a fair value basis. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of inputs used in the valuation techniques the Plan is required to provide information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

•	Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

•

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

For the years ended December 31, 2019 and 2018, the application of valuation techniques applied to similar assets and liabilities have been consistent.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (continued)

Expenses

Plan administrative expenses are paid by either the Plan or the Company, as provided in the plan document.

Payments of Benefits

Benefit payments to participants are recorded as deductions upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. Plan Termination

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants are 100% vested in their account.

4. Fair Value Measurements

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stock of Plan sponsor: Valued at the closing price reported on the active market on which the security is traded.

Collective Investment Trusts: Valued at net asset value as a practical expedient to estimate fair value.

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements (Continued)

4. Fair Value Measurements (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018.

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Mutual funds	$ 32,899,712	$ —	$ —	$ 32,899,712
Common stock of plan sponsor	14,723,048	—	—	14,723,048

Total assets in the fair value hierarchy	47,622,760	—	—	47,622,760

Investments measured at net asset value	—	—	—	20,964,171

Total investments, at fair value	$ 47,622,760	$ —	$ —	$ 68,586,931

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Mutual funds	$ 26,580,595	$ —	$ —	$ 26,580,595
Common stock of plan sponsor	14,553,354	—	—	14,553,354

Total assets in the fair value hierarchy	41,133,949	—	—	41,133,949

Investments measured at net asset value	—	—	—	15,775,425

Total investments, at fair value	$ 41,133,949	$ —	$ —	$ 56,909,374

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements (Continued)

4. Fair Value Measurements (continued)

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2019 and 2018. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Collective trust funds	$ 20,964,171	n/a	Daily	12 months

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Collective trust funds	$ 15,775,425	n/a	Daily	12 months

5. Parties-In-Interest

The Plan invests in the common stock of Neogen Corporation, the Plan’s sponsor, a party-in-interest. Investment in Neogen Corporation common stock as of December 31, 2019 was $14,723,048 ($14,553,354 as of December 31, 2018). As of December 31, 2019, the investment in Neogen Corporation’s stock represents 225,606 shares at a market price of $65.26 per share. As of December 31, 2018, the investment in Neogen Corporation’s stock represents 255,322 shares at a market price of $57.00 per share.

Plan investments include shares of mutual funds sponsored by Wells Fargo Bank, N.A., the Plan’s trustee, a party-in-interest. The Plan also paid the trustee administrative expenses of $155,410 in 2019 and $152,815 in 2018. In addition, notes receivable from participants are considered party-in-interest transactions.

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements (Continued)

6. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2014, that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Generally, tax years 2016 through the current year remain open to examination. The Plan does not believe that the results from any examination of these open years would have a material adverse effect on the Plan.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2019 and 2018, to Form 5500:

	December 31,
	2019	2018
Net assets available for benefits per the financial statements	$69,208,196	$57,600,012
Deemed distributions reported on 5500	(16,972)	—

Net assets available for benefits per the Form 5500	$69,191,224	$57,600,012

Deemed distributions are defaulted and unpaid participant loans of active participants that are reflected as distributions on the Form 5500 and as notes receivable from participants on the financial statements.

The following is a reconciliation of changes in net assets available for plan benefits per the financial statements at December 31, 2019, to Form 5500:

December 31, 2019
Increase (decrease) in net assets availabe for benefits per the financial statements	$11,608,184
Deemed distributions not reported on 5500	(16,972)

Net income (loss) per the Form 5500	$11,591,212

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements (Continued)

8. Delinquent Participant Contributions

During the 2019 Plan year, due to clerical errors, salary deferral contributions and loan repayments in the amount of $15,633 for 191 participants were not deposited into the Plan within the time frame prescribed by the Department of Labor; this error was discovered and the $15,633 was remitted to the Plan within the 2019 Plan year. In 2019, the Company reimbursed the Plan participants for lost earnings due to the delayed deposits of the 2019 deferral contributions in the amount of $3,391 as calculated by the Plan trustee Wells Fargo Bank, N.A. Additionally, lost earnings on the loan repayment amounts are being finalized and will be deposited in the 2020 Plan year. The associated employer match totaling $7,841 was remitted within the 2019 Plan year.

9. Subsequent Events

COVID-19

The COVID-19 outbreak, which was declared a pandemic by the World Health Organization on March 11, 2020, has negatively impacted the world economy and common stock share prices for many companies, including that of Neogen Corporation. The Plan’s investment in the common stock of Neogen Corp. is stated at fair value based on the closing price of $65.26 per share at December 31, 2019. The impact of COVID-19 on companies continues to evolve rapidly and its future effects on the Plan’s financial position, results of operations, and changes in plan equity are uncertain.

Suspension of 401K employer matching

The Company has evaluated the impact of the COVID-19 pandemic on the overall global economy and the food and animal markets the Company serves; weakness and uncertainty were noted in the markets and many of the Company’s customers and within a number of its markets. As a response to this change in the economic environment, the Company suspended the Plan’s employer matching contributions effective June 1, 2020. The Company will continue to monitor the business and economic conditions for opportunities that may allow the reinstatement of matching contributions in the future.

Supplemental Schedules

Neogen 401(k) Retirement Savings Plan

Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions

Year ended December 31, 2019

		Total that Constitute Non-exempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contibutions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
$15,633	X	$1,924*	$13,709	N/A	N/A

*	The Plan sponsor is in the process of finalizing lost earnings on the loan repayments.

Neogen 401(k) Retirement Savings Plan

Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

As of December 31, 2019

		Description of investment including maturity date,
(a)	(b) Identity of Issuer, Lessor, or Similar Party	(c) rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current Value
*	Wells Fargo Cash	Cash	N/A	N/A	$ (24)
*	Wells Fargo Blackrock Short Term Fund	Cash	N/A	N/A	14,736
*	Wells Fargo Stable Return Fund N60	Collective Investment Trust	(336,338 units held)	N/A	3,764,161
*	Wells Fargo Blackrock International Equity Index	Collective Investment Trust	(5,687 units held)	N/A	70,755
*	Wells Fargo Blackrock Large Cap Growth	Collective Investment Trust	(148 units held)	N/A	2,993
*	Wells Fargo Blackrock Large Cap Value Index	Collective Investment Trust	(959 units held)	N/A	14,547
*	Wells Fargo Blackrock RU 2000 Index TR	Collective Investment Trust	(40,436 units held)	N/A	899,304
*	Wells Fargo Blackrock RU 2000 Index F	Collective Investment Trust	(1,350 units held)	N/A	21,273
*	Wells Fargo Blackrock S&P Mid Cap Index F	Collective Investment Trust	(57,339 units held)	N/A	1,348,625
*	Wells Fargo Blackrock S&P Mid Cap Index TR	Collective Investment Trust	(2,256 units held)	N/A	35,770
*	Wells Fargo Blackrock S&P 500 Index F	Collective Investment Trust	(320,869 units held)	N/A	8,664,478
*	Wells Fargo Blackrock S&P 500 Index TR	Collective Investment Trust	(4,941 units held)	N/A	87,539
*	Wells Fargo Blackrock US AGG Bond Index	Collective Investment Trust	(13,625 units held)	N/A	158,683
*	Wells Fargo Federated Total Return Bond	Collective Investment Trust	(149,463 units held)	N/A	1,776,701
*	Wells Fargo T Rowe Price LCG MGD	Collective Investment Trust	(111,448 units held)	N/A	4,119,342
	Carillon Eagle S/C Growth	Mutual Fund	(45,035 units held)	N/A	2,406,708
	Hartford Mid Cap Fund	Mutual Fund	(57,992 units held)	N/A	2,194,435
	JP Morgan Mid Cap Value	Mutual Fund	(31,023 units held)	N/A	1,230,077
	T Rowe Price Short Term Bond	Mutual Fund	(30,041 units held)	N/A	142,095
	Vanguard Target Retirement Fund	Mutual Fund	(11,038 units held)	N/A	155,089
	Vanguard Target Retirement Fund 2015	Mutual Fund	(109,182 units held)	N/A	1,657,386
	Vanguard Target Retirement Fund 2025	Mutual Fund	(202,246 units held)	N/A	4,012,564
	Vanguard Target Retirement Fund 2035	Mutual Fund	(302,506 units held)	N/A	6,812,446
	Vanguard Target Retirement Fund 2045	Mutual Fund	(219,413 units held)	N/A	5,419,523
	Vanguard Target Retirement Fund 2055	Mutual Fund	(36,109 units held)	N/A	1,559,549
	Vanguard Target Retirement Fund 2065	Mutual Fund	(4,683 units held)	N/A	112,636
	American Europac Growth	Mutual Fund	(38,302 units held)	N/A	2,127,711
	Goldman Sachs Small Cap Value I	Mutual Fund	(6,473 units held)	N/A	354,223
	MFS Value FD CL	Mutual Fund	(22,801 units held)	N/A	1,008,964
	Vanguard Developing Markets Index	Mutual Fund	(16,543 units held)	N/A	233,923
	William Blair International Growth FD CL N	Mutual Fund	(32,139 units held)	N/A	976,390
	American Century Inflation ADJ CL A	Mutual Fund	(25,973 units held)	N/A	301,292
	Invesco Equity and Income Fund	Mutual Fund	(213,284 units held)	N/A	2,194,701
	Common Stock—
*	Neogen Corporation	Common Stock	(225,606 units held)	N/A	14,723,048
*	Notes receivable from participants	Interest rates of 4.25% to 6.50%			605,344

	TOTAL				$ 69,206,987

*	Party-in-interest

N/A Not applicable—Cost information is not required with respect to participant or beneficiary directed transactions under an individual account plan.

Employer Identification Number 38-2367843
Three Digit Plan Number: 001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEOGEN 401(K) RETIREMENT SAVINGS PLAN (Registrant)

Dated: June 26, 2020	By:	/s/ Steven J. Quinlan
Steven J. Quinlan
Plan Administrator